[VULCAN LETTERHEAD]

November 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Vulcan Materials Company
Registration Statement on Form S-4
Filed October 19, 2018
File No. 333-227903

Dear Mr. Burr:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vulcan Materials Company hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of its Registration Statement on Form S-4 (File No. 333-227903) (the “Registration Statement”) and declare the Registration Statement effective as of Wednesday, November 7, 2018, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

Please contact Sudhir N. Shenoy of Womble Bond Dickinson (US) LLP at (704) 331-4970 with any questions. Also, please notify Mr. Shenoy when this request for acceleration has been granted.

Very truly yours,

VULCAN MATERIALS COMPANY

By:	/s/ Jerry F. Perkins Jr.
Jerry F. Perkins Jr.
General Counsel and Secretary

cc:	Sudhir N. Shenoy

Womble Bond Dickinson (US) LLP